Mail Stop 3561

June 20, 2008

Edward E. Cohen
Chief Executive Officer of the General Partner
Atlas Pipeline Holdings, L.P.
1550 Coraopolis Heights Road
Moon Township, PA 15108

>**Re: Atlas Pipeline Holdings, L.P.**
>**Form 10-K for Fiscal Year Ended January 31, 2007**
>**Filed March 3, 2008**
>**File No. 1-32953**
>**Atlas Pipeline Partners, L.P.**
>**Form 10-K for Fiscal Year Ended January 31, 2007**
>**Filed February 29, 2008**
>**Form 8-K Filed September 14, 2007**
>**File No.'s 1-14998**

Dear Mr. Cohen:

We have reviewed your response dated May 19, 2008 to our comment letter dated May 5, 2008 and have the following additional comments. Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Balance Sheets, page 67

1. We note your response to comment 12 in our letter dated May 5, 2008. Please provide us with a basis in GAAP to support your conclusion netting the Anadarko receivable with minority interests is permissible. For example,

   - Please tell us how you satisfy all of the criteria in paragraph 5 of FIN 39. Specifically tell us how the joint venture and Anadarko as the receivable counterparties and APL, as an intermediary party, satisfies the criteria required for a net presentation.

- Please tell us if EITF 02-2 is applicable to this fact pattern. If so, tell us in detail how the receivable and the minority interest satisfy all of the criteria in paragraph 3 of the Issue to support your presentation.

- Please tell us why the contingent future liquidation of APL's capital balance in the joint venture is your expected basis for loan repayment. Please tell us if the receivable has stated payment terms including named parties, payment amounts and dates, as applicable, and how this factors into your determination.

Additionally please tell us how the composition of your balance sheet may be impacted by presenting the receivable and minority interest on a gross basis as well as the impact it may have on your debt instruments, if any at all.

Form 8-K/A filed September 14, 2007
Pro Forma Financial Data, Exhibit 5.6

2.   We have read your response to our prior comment 20 of our letter dated May 5, 2008. Your response states the financial statements you presented in exhibits to Form 8-K were carve out financial statements and this was noted in footnote (g). The financial statements you included in the exhibits to Form 8-K were clearly labeled as combined statements of revenues and direct operating expenses and there was no disclosure in footnote (g) or elsewhere in the document that identified the financial statements as "carve out". Notwithstanding this fact, we note Ms. Overton's speech of December 10, 1996 reminds companies to include expected indirect costs of the target in situations where the historical financial statements of the target only include direct revenues and costs. We also note the remarks made in Ms. Overton's speech are consistent with Instruction 4 to Article 11 of Regulation S-X. However, we note expected indirect costs are considered to be forward looking information and you were expressly instructed not to include forward looking information in your pro forma statement of operations. You were also provided the option to not include a pro forma statement of operations if the use of forward looking information was necessary to meaningfully present the effects of the acquisition. In future filings please ensure you comply with instructions provided in correspondence with the staff of the Commission. We further advise you that if you present pro forma financial statements related to future transactions involving carve out financial statements we would expect pro forma adjustments related to estimates of omitted indirect costs to be accompanied by disclosures that clearly identify the adjustment as forward looking and provide material assumptions used to calculate the adjustment.

Please respond to these comments within 10 business days or tell us when you will provide a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341 if you have any questions regarding the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief